SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

PCCW Limited

(Translation of Registrant's Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Announcement dated April 16, 2003
2.	Circular

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: April 16, 2003	By: /s/ Fiona Nott
Name: Fiona Nott
Title: Company Secretary

Item 1.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of PCCW Limited (the "Company") will be held on Thursday, May 22, 2003 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong, for the following purposes:

Ordinary Business

1.	To receive and consider the audited Financial Statements of the Company and the Reports of the Directors and the Auditors for the year ended December 31, 2002.

2.	To re-elect Directors and authorise the Directors to fix the remuneration of Directors.

3.

To re-appoint Auditors and authorise the Directors to fix their remuneration, special notice having been received pursuant to Sections 116C and 132 of the Companies Ordinance of the intention to propose the following resolution as an Ordinary Resolution:

"THAT Messrs PricewaterhouseCoopers, the retiring Auditors who were appointed by the Board of Directors in 2002 to fill the casual vacancy arising by reason of the resignation of Messrs Arthur Andersen & Co, being eligible and offering themselves for re-appointment, be re-appointed as Auditors of the Company to hold office until the conclusion of the next annual general meeting at a remuneration to be fixed by the Directors."

4
Special Business

To consider and, if thought fit, pass the following as Ordinary Resolutions:

4.	"THAT:

(a)

subject to paragraphs (b) and (c) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into such shares, options, warrants or similar rights to subscribe for any shares in the Company or such convertible securities and to make or grant offers, agreements and options in respect thereof;

(b)

such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c)

the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to paragraph (a) above, otherwise than pursuant to:

		(i)	a Rights Issue;

		(ii)	the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

		(iii)	the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or

		(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company;

shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

	(d)	for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution up to:

		(i)	the conclusion of the next annual general meeting of the Company;

		(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the articles of association of the Company to be held; or

		(iii)	the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting,

whichever is the earliest; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

5
5.	"THAT:

	(a)	subject to paragraph (b) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to repurchase on The Stock Exchange of Hong Kong Limited ("Stock Exchange"), or any other stock exchange on which the securities of the Company are or may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, shares in the Company including any form of depositary receipt representing the right to receive such shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b)

the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution up to:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the articles of association of the Company to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting,

whichever is the earliest."

6.	"THAT subject to the passing of Ordinary Resolution No. 5 set out in the notice of this Meeting, the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the mandate granted under Ordinary Resolution No. 4 set out in the notice of this Meeting be and is hereby increased and extended by the addition of the aggregate nominal amount of the shares in the capital of the Company which may be repurchased by the Company pursuant to and in accordance with the mandate granted under Ordinary Resolution No. 5 set out in the notice of this Meeting, provided that such amount shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution."

By Order of the Board
Fiona Nott
Company Secretary
Hong Kong, April 16, 2003
6
Notes:

1.	Any member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead in accordance with the articles of association of the Company. A proxy need not be a member of the Company.

2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders is present at any meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

3.	The form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority must be deposited at the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time for holding the Annual General Meeting (or any adjournment thereof), and in default the form of proxy shall not be treated as valid. The completion and return of the form of proxy shall not preclude members from attending and voting in person at the Annual General Meeting (or any adjourned meeting thereof) should they so wish.

Item 2.

PCCW Limited

(Incorporated in Hong Kong with limited liability)

NOTICE OF ANNUAL GENERAL MEETING ORDINARY AND SPECIAL BUSINESS FOR 2003 ANNUAL GENERAL MEETING:

Re-appointment of Auditors and Proposals for general mandates to issue securities and to repurchase securities of the Company

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

8

PCCW Limited
(Incorporated in Hong Kong with limited liability)

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of PCCW Limited (the "Company") will be held on Thursday, May 22, 2003 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong, for the following purposes:

Ordinary Business

1.	To receive and consider the audited Financial Statements of the Company and the Reports of the Directors and the Auditors for the year ended December 31, 2002.

2.	To re-elect Directors and authorise the Directors to fix the remuneration of Directors.

3.	To re-appoint Auditors and authorise the Directors to fix their remuneration, special notice having been received pursuant to Sections 116C and 132 of the Companies Ordinance of the intention to propose the following resolution as an Ordinary Resolution:

"THAT Messrs PricewaterhouseCoopers, the retiring Auditors who were appointed by the Board of Directors in 2002 to fill the casual vacancy arising by reason of the resignation of Messrs Arthur Andersen & Co, being eligible and offering themselves for re-appointment, be re-appointed as Auditors of the Company to hold office until the conclusion of the next annual general meeting at a remuneration to be fixed by the Directors."

Special Business

To consider and, if thought fit, pass the following as Ordinary Resolutions:

4.	"THAT:

(a) subject to paragraphs (b) and (c) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into such shares, options, warrants or similar rights to subscribe for any shares in the Company or such convertible securities and to make or grant offers, agreements and options in respect thereof;

(b) such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to paragraph (a) above, otherwise than pursuant to:

(i) a Rights Issue;

		(ii)	the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

		(iii)	the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or

		(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company;

shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

	(d)	for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution up to:

		(i)	the conclusion of the next annual general meeting of the Company;

		(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the articles of association of the Company to be held; or

		(iii)	the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting,

whichever is the earliest; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

5.	"THAT:

	(a)	subject to paragraph (b) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to repurchase on The Stock Exchange of Hong Kong Limited ("Stock Exchange"), or any other stock exchange on which the securities of the Company are or may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, shares in the Company including any form of depositary receipt representing the right to receive such shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b)

the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

(c) for the purpose of this Resolution:
"Relevant Period" means the period from the passing of this Resolution up to:
(i) the conclusion of the next annual general meeting of the Company;
(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the articles of association of the Company to be held; or
(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting, whichever is the earliest."
6.	"THAT subject to the passing of Ordinary Resolution No. 5 set out in the notice of this Meeting, the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the mandate granted under Ordinary Resolution No. 4 set out in the notice of this Meeting be and is hereby increased and extended by the addition of the aggregate nominal amount of the shares in the capital of the Company which may be repurchased by the Company pursuant to and in accordance with the mandate granted under Ordinary Resolution No. 5 set out in the notice of this Meeting, provided that such amount shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution."

By Order of the Board
Fiona Nott Company Secretary
Hong Kong, April 16, 2003
Notes:

1.	Any member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead in accordance with the articles of association of the Company. A proxy need not be a member of the Company.

2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders is present at any meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

3.	The form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority must be deposited at the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time for holding the Annual General Meeting (or any adjournment thereof), and in default the form of proxy shall not be treated as valid. The completion and return of the form of proxy shall not preclude members from attending and voting in person at the Annual General Meeting (or any adjourned meeting thereof) should they so wish.

PCCW Limited

(Incorporated in Hong Kong with limited liability)

Executive Directors:
LI Tzar Kai, Richard (Chairman and Chief Executive)
YUEN Tin Fan, Francis (Deputy Chairman)
CHEUNG Wing Lam, Linus (Deputy Chairman)
Peter Anthony ALLEN
Alexander Anthony ARENA
John Todd BONNER
Michael John BUTCHER
CHUNG Cho Yee, Mico
LEE Chi Hong, Robert

Non-Executive Directors:
Sir David FORD, KBE, LVO
The Hon Raymond George Hardenbergh SEITZ

Independent Non-Executive Directors:
Prof. CHANG Hsin-kang
Dr. FUNG Kwok King, Victor
Dr. The Hon LI Kwok Po, David, GBS, JP
Sir Roger LOBO, CBE, JP

Registered Office:
39th Floor, PCCW Tower
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong

PCCW Limited

(Incorporated in Hong Kong with limited liability)

April 4, 2003

To the Shareholders

Dear Sir or Madam,

2003 ANNUAL GENERAL MEETING

The purpose of this document is to provide you with information regarding certain of the resolutions to be proposed at the Annual General Meeting ("AGM") of PCCW Limited (the "Company") to be held on May 22, 2003.

Ordinary Business

Re-appointment of Auditors

Due to the combination of the practice of Arthur Andersen & Co with PricewaterhouseCoopers in 2002, Messrs Arthur Andersen & Co, the former Auditors of the Company, resigned as Auditors with effect from July 15, 2002. The Board of Directors subsequently appointed Messrs PricewaterhouseCoopers as the new Auditors of the Company to fill the casual vacancy for carrying out the audit for the financial year ended December 31, 2002. Messrs PricewaterhouseCoopers are due to retire from the office of Auditors of the Company upon the conclusion of the Company's forthcoming AGM.

Messrs PricewaterhouseCoopers have recently advised that they will seek re-appointment at the forthcoming AGM.

A special notice of the intention (the "Special Notice") to propose the following resolution to be passed at the forthcoming AGM of the Company as an Ordinary Resolution has been received from a shareholder of the Company, namely, Pacific Century Regional Developments Limited, pursuant to Sections 116C and 132 of the Companies Ordinance (Cap. 32) of the Laws of Hong Kong:-

"THAT Messrs PricewaterhouseCoopers, the retiring Auditors who were appointed by the Board of Directors in 2002 to fill the casual vacancy arising by reason of the resignation of Messrs Arthur Andersen & Co, being eligible and offering themselves for re-appointment, be re-appointed as Auditors of the Company to hold office until the conclusion of the next annual general meeting at a remuneration to be fixed by the Directors."

A copy of the Special Notice is set out in Appendix I to this document for your reference and the above resolution will be considered at the forthcoming AGM of the Company.

Special Business

Proposals for general mandates to issue securities and to repurchase securities of the Company

An ordinary resolution will be proposed at the forthcoming AGM for the purpose of renewing the general mandate granted to Directors to allot, issue and otherwise deal with shares. This mandate is subject to a limit equal to 20 percent of the shares of the Company in issue at the date of passing such resolution, apart from shares which may be issued pursuant to (i) a rights issue, (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iv) pursuant to any scrip dividend scheme.

An ordinary resolution will also be proposed at the forthcoming AGM of the Company for the purpose of renewing the general mandate granted to Directors to repurchase securities representing not more than 10 percent of the share capital of the Company in issue at the date of passing of the resolution (the "Buyback Mandate"). The latest mandate, granted at the AGM held on May 23, 2002, will expire at the conclusion of the forthcoming AGM.

In accordance with the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), and in particular the rules regulating repurchase of securities on the Stock Exchange (the "Buyback Rules"), the Company is required to send to Shareholders an explanatory statement containing information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own securities. This explanatory statement is set out in Appendix II to this document.

In addition, an ordinary resolution will be proposed, as required by the Listing Rules, to approve the addition of repurchased shares (up to a maximum of 10 percent of the share capital of the Company in issue at the date of passing of the resolution) to the 20 percent share issue general mandate.

The Directors wish to state that they have no immediate plans to issue any new shares pursuant to the relevant mandate. The mandate being proposed will, however, give the Company the flexibility to do so.

The notice of AGM including the matters described above together with the other ordinary business to be transacted thereat, and a form of proxy for use at the AGM, is enclosed. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the Share Registrar of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the AGM. The Directors believe that the abovementioned resolutions set out in the notice of the AGM are in the best interests of the Company and its Shareholders as a whole and recommend that you vote in favour of such resolutions at the AGM.

Yours faithfully

Yuen Tin Fan, Francis
Deputy Chairman

Appendix I

Set out below is a copy of the Special Notice of intention to re-appoint Messrs PricewaterhouseCoopers as Auditors received from a shareholder of the Company:

PACIFIC CENTURY REGIONAL DEVELOPMENTS LIMITED
A PACIFIC CENTURY GROUP COMPANY

The Board of Directors
PCCW Limited (the "Company")
39th Floor, PCCW Tower
TaiKoo Place
979 King's Road
Quarry Bay
Hong Kong

March 20, 2003

Re-appointment of Auditors

Dear Sirs

In accordance with the provisions of Sections 116C and 132 of the Companies Ordinance, we, Pacific Century Regional Developments Limited of 6 Battery Road, #38-02, Singapore 049909, being a shareholder of the Company, holding 1,526,773,302 shares (representing 32.81% of the entire issued share capital) in the Company, hereby give notice of our intention to propose the following resolution as an Ordinary Resolution at the forthcoming annual general meeting of the Company:-

"THAT Messrs PricewaterhouseCoopers, the retiring Auditors who were appointed by the Board of Directors in 2002 to fill the casual vacancy arising by reason of the resignation of Messrs Arthur Andersen & Co, being eligible and offering themselves for re-appointment, be re-appointed as Auditors of the Company to hold office until the conclusion of the next annual general meeting at a remuneration to be fixed by the Directors."

Yours faithfully
For and on behalf of
Pacific Century Regional Developments Limited

(Signed) Jeslyn Heng Fook Pyng
Company Secretary

6 Battery Road #38-02 Singapore 049909.               Telephone : (65) 6438 2366                Facsimile : (65) 6230 8777

Appendix II

The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of securities and also constitutes the Memorandum required under Section 49BA of the Companies Ordinance:

1.	LISTING RULES REQUIREMENT FOR REPURCHASE OF SECURITIES

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their securities (which shall include, where the context permits, shares of all classes and securities which carry a right to subscribe or purchase shares, of a company or the Company, and shall include warrants) on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) Shareholders' approval

All on-market securities repurchases on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of shareholders, either by way of general mandate or by specific approval in relation to specific transactions.

(b) Source of Funds

Repurchases must be funded out of funds which are legally available for the purpose in accordance with the company's Memorandum and Articles of Association and the laws of Hong Kong.

2.	SHARE CAPITAL

As at April 1, 2003 (the latest practicable date prior to the printing of this statement), the issued share capital of the Company comprised 4,653,754,074 shares of HK$0.25 each. Every five issued and unissued ordinary shares of HK$0.05 each in the capital of the Company were consolidated into one new share of HK$0.25 with effect from January 8, 2003.

Subject to the passing of Ordinary Resolution No. 5 set out in the notice convening the AGM, the Company would be allowed under the Buyback Mandate to repurchase a maximum of 465,375,407 shares on the assumption that there will be no variation in the issued share capital of the Company during the period up to May 22, 2003.

3.	REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders for the Directors to have a general authority from Shareholders to enable the Company to repurchase securities in the market. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per share of the Company and/or its earnings per share and will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders.

4.	FUNDING OF REPURCHASE

Repurchases pursuant to the Buyback Mandate would be financed entirely from the Company's available cash flow or working capital facilities. Any repurchases will only be funded out of funds of the Company legally available for the purposes in accordance with its Memorandum and Articles of Association and the laws of Hong Kong.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its latest published audited accounts) in the event that the Buyback Mandate was to be carried out at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Buyback Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5.	SHARE PRICES

The highest and lowest prices at which the shares of the Company have traded on the Stock Exchange in each of the previous twelve months were as follows:

	Highest HK$	Lowest HK$
April 2002	10.125*	9.700*
May 2002	10.500*	9.600*
June 2002	9.750*	8.950*
July 2002	9.200*	7.650*
August 2002	8.250*	6.850*
September 2002	6.950*	5.400*
October 2002	6.100*	4.400*
November 2002	7.950*	5.400*
December 2002	7.750*	5.850*
January 2003	7.100	6.150
February 2003	6.350	4.950
March 2003	5.200	4.375

*	Trading prices of the shares have been adjusted to reflect the consolidation of every five ordinary shares of HK$0.05 each into one new share of HK$0.25 with effect from January 8, 2003.
6.	DISCLOSURE OF INTERESTS

The Directors have undertaken to the Stock Exchange that they will exercise the Buyback Mandate in accordance with the Listing Rules and the laws of Hong Kong and in accordance with the regulations set out in the Memorandum and Articles of Association of the Company.

If as a result of share repurchases by the Company, a substantial Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). Accordingly, a Shareholder, or a group of Shareholders acting in concert, could obtain or consolidate control of the Company or become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at April 1, 2003 (the latest practicable date prior to the printing of this statement), Pacific Century Regional Developments Limited ("PCRD"), Pacific Century Diversified Limited ("PCD") and Pacific Century Group Holdings Limited ("PCG") are deemed to be parties acting in concert under the Takeovers Code and they hold in aggregate a total of 36.62 percent of the issued share capital of the Company. PCRD, PCD and PCG each holds approximately 32.81 percent, 3.36 percent and 0.45 percent respectively of the issued share capital of the Company. As the Buyback Mandate allows the Company to repurchase a maximum of 465,375,407 shares, in the event that the Directors should exercise in full the Buyback Mandate to be granted pursuant to the Ordinary Resolution to be proposed at the AGM, the aggregate shareholding of the concert parties in the Company would be increased to approximately 40.68 percent of the issued share capital of the Company. As a result, they would be required to make a mandatory offer under Rule 26 of the Takeovers Code pursuant to such increase. In the event that any exercise of the Buyback Mandate would, to the best knowledge of the Directors, have such a consequence, the Directors would not exercise the Buyback Mandate to such an extent.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their respective associates (as defined in the Listing Rules), presently intend to sell any shares to the Company or its subsidiaries under the Buyback Mandate in the event that the Buyback Mandate is approved by Shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have any present intention to sell any shares, or that they have undertaken not to sell any shares held by them to the Company in the event that the Buyback Mandate is approved by Shareholders.

7.	SHARE PURCHASES MADE BY THE COMPANY

The Company has not purchased any of its shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this statement.